SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

RANCON REALTY FUND V, A CALIFORNIA LIMITED PARTNERSHIP

(Name of Issuer)

UNITS OF LIMITED PARTNERSHIP INTEREST

(Title of Class of Securities)

NONE (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

GLENBOROUGH FUND XV, LLC, A DELAWARE LIMITED LIABILITY COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

7,274
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

7,274
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,274
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9%
12	TYPE OF REPORTING PERSON

PN

CUSIP No.	13G

Item 1.
	(a)	Name of Issuer:

Rancon Realty Fund V, a California Limited Partnership (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

400 South El Camino Real, Suite 1100, San Mateo, CA 94402-1708

Item 2.

	(a)	Name of Person Filing:

Glenborough Fund XV, LLC, a Delaware limited liability company

	(b)	Address of Principal Business Office:

400 South El Camino Real, Suite 1100, San Mateo, CA 94402-1708

	(c)	Citizenship:

USA

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

NONE

Item 3.	If this statement is filed pursuant to Rules 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No.	13G

Item 4.	Ownership

The following information with respect to the ownership of the Common Stock of the Issuer by the person filing this statement is provided as of December 31, 2006:

(a) Amount Beneficially Owned:

7,274 units of Limited Partnership Interests

(b) Percent of Class:

9%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

7,274

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

7,274

(iv) shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of the Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	13G

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2007

Glenborough Fund XV, LLC

By:	/s/ G. Lee Burns
Its:	Senior Vice President